SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST, 2003

                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)


                               48 AMESHOFF STREET
                                  BRAAMFONTEIN
                                JOHANNESBURG 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                     Form 20-F  X      Form 40-F
                              -----             -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                   No   X
                         -----                -----
     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                -----




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                          FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward- looking statements. In addition, this Report on Form 6-K may include forward- looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


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



                                 SAPPI LIMITED

---------------------------------------------------------------------------

5 September 2003
Purchase of Sappi shares by a Sappi subsidiary

---------------------------------------------------------------------------

Further to an announcement made on 1 February 2001, shareholders are advised that Sappi has purchased an additional 7,173,756 of its own shares representing 3% of Sappi's ordinary share capital, at a cost of R693,141,797 (approximately US$82.4 million) (the "additional purchase"), on the open market through a wholly owned subsidiary, acting in terms of the general authority granted by shareholders at a general meeting held on 15 December 2000, and renewed at Annual General Meetings of the company held on 1 March 2001, 25 February 2002 and 3 March 2003 (the "general authority"). This has resulted in a cumulative purchase of 16,898,456 - 7.1% of Sappi's ordinary share capital (the "general purchase").

In accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the following information about the additional purchase is disclosed:


Total number of additional shares purchased              7,173,756
% of Sappi ordinary share capital                        3.0%

Total value of shares purchased (Rands)                  693,141,797

Highest price paid (Rands)                               150,00

Lowest price paid (Rands)                                59.72

Period of purchases                                      2 February 2001 to
                                                         4 September 2003

Number of shares which may be purchased by Sappi         20,058,000
in terms of the general authority to purchase 10% of Sappi's ordinary 20,058,000 share capital, after deducting purchases in the current financial year.

% of Sappi ordinary share capital                        8.4%


The general purchase was funded from available cash resources.

OPINION OF DIRECTORS

Having considered the impact of the general purchase, the directors of Sappi are of the opinion that:

     o Sappi and the group will be able to pay its debts in the ordinary course of business;


     o the assets of Sappi and the group will be in excess of its liabilities, measured in accordance with the accounting policies used in Sappi's consolidated audited annual financial statements for the financial year ended 30 September 2002;

     o the share capital and reserves of Sappi and the group will be adequate for ordinary business purposes; and


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


     o the working capital of Sappi and the group will be adequate for ordinary business purposes for a period of twelve months after the date of this announcement.

FINANCIAL EFFECTS

Based on Sappi's results for the 9 month period ended 30 June 2003, and on the assumption that the general purchase had been completed on 1 October 2002, the financial effects of the general purchase on the earnings, headline earnings, net asset value and net tangible asset value per Sappi share are as follows -

                                                     AFTER THE
                                                     GENERAL
                                       AS REPORTED   PURCHASE
                                       (US CENTS)    (US CENTS)    % CHANGE

Earnings per share (1)                 61            61            --

Headline earnings per share (1)        60            60            --

Net asset value per share (2)(*)       1,059         1,058         -0,1%

Net tangible asset value
per share (2)(*)                       1,059         1,058         -0,1%


(1) The amounts in the "As reported" column represent the unaudited earnings and headline earnings per share disclosed in the results for the nine months ended 30 June 2003. The amounts in the "After the general purchase" column represent the earnings and headline earnings per share after the general purchase on the following assumptions :
     o    the purchases since 1 October 2002 were effective on 1 October 2002
     o    an opportunity cost of 6% per annum was applied to such purchases

(2) The amounts in the "As reported" column represent the unaudited net asset value and net tangible asset value per share as disclosed in the financial results for the nine months ended 30 June 2003. The amounts in the "After the general purchase" column represent the unaudited net asset value and net tangible asset value based on the financial results for the nine months ended 30 June 2003 adjusted on the assumption that purchases since 1 October 2002 were effective on 1 October 2002.

(*)  Shareholder's equity plus net deferred tax.

TREATMENT OF SAPPI SHARES ACQUIRED

The Sappi shares acquired in terms of the general purchase are treated as treasury shares until they are sold. As treasury shares, they have no voting rights and are disregarded in calculating


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



earnings and net asset value per share. It is Sappi's current intention to continue to transfer, from time to time, such of the Sappi shares acquired to participants of The Sappi Limited Share Incentive Scheme as are required for the purpose of meeting obligations to participants of the scheme. Once transferred to such participants or sold, the relevant shares are released from treasury and are again taken into account in calculating earnings and net asset value per share.

STOCK EXCHANGE LISTINGS

As the shares acquired in terms of the general purchase were acquired by a Sappi Subsidiary (and not by Sappi itself), application will not be made to any of the stock exchanges on which Sappi shares are listed for the reduction in the number of Sappi shares listed.

FORWARD-LOOKING STATEMENTS

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For further information contact:

Robert Hope
Director of Strategic Development
Sappi Limited
Tel +27 (0)11407 8492
Fax +27 (0)11 403 1493
Robert.Hope@za.sappi.com
------------------------

Andre F Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11403 8236
Andre.Oberholzer@za.sappi.com
-----------------------------


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



SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SAPPI LIMITED

                                       by /s/ D.G. Wilson
                                          ----------------------------
                                          Name:  D.G. Wilson
                                          Title: Executive Director: Finance


Date:  September 11, 2003



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